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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AETHLON MEDICAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00808Y09
(CUSIP Number)
Richard Borkum
Blanchard, Krasner & French
800 Silverado St.
Second Floor
La Jolla, CA 92037
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00808Y09	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Estate of Allan S. Bird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		3,206,840*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,206,840*

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,206,840*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Executor for Estate of Allan S. Bird
*See Response to Item 4 below.

Item 1.
(a)	The name of the issuer is Aethlon Medical, Inc.

(b)	The address of the Issuer’s Principal Executive Offices is 3030 Bunker Hill Street, Suite 4000, San Diego, CA 92109.
Item 2.
(a)	The name of the Reporting Person filing this statement is the Estate of Allan S. Bird.

(b)	The business address of the Reporting Person is P.O. Box 371179, Las Vegas, Nevada 89137.

(c)	Allan S. Bird was a citizen of the United States.

(d)	The title of the class of Securities is Common Stock, par value $.001 per share.

(e)	CUSIP Number: 00808Y09

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.
Item 4. Ownership
(a)	The Reporting Person beneficially owns 3,206,840 shares.

(b)	The shares beneficially owned represent 8.03% of the Common Stock.

(c)	The Reporting Person has:
(i)	The sole power to vote or to direct the vote of 3,206,840 shares.

(ii)	No shared power to vote or to direct the vote of shares.

(iii)	No sole power to dispose or to direct the disposition of shares.

(iv)	No shared power to dispose or to direct the disposition of shares.
     All ownership information reported on this Schedule has been taken from the Form S-1 for Aethlon Medical, Inc., as filed on February 11, 2008 with the Securities and Exchange Commission. The Reporting Person has relied entirely on this Form S-1 in the preparation of this Schedule.
     The Reporting Person owns three Series A Convertible Notes (the “Notes”) with a total principal amount of $225,000 issued by Aethlon Medical, Inc. (the “Issuer”). The Notes are convertible into units (the “Units”) at a price of $.20 per Unit. Each Unit is composed of one share of Common Stock and one Common Stock Purchase Warrant (the “Warrant”) exercisable to purchase one share of Common Stock at a price of $.20 per share for a term of three years. If the Reporting Person converted the entire principal amount of the Notes and exercised the Warrants, he would own 2,250,000 shares of Common Stock, not counting any Common stock the Reporting Person may already beneficially own as a result of open market purchases or otherwise. However, the Notes and Warrants contain provisions that the Reporting Person cannot, at any point, own more than 9.9% of the issued and outstanding Common Stock of the Issuer. Accordingly the Reporting Person may convert the Notes and exercise the Warrants only to the extent that this total beneficial ownership interest of Common Stock will not exceed 9.9% after such action, including any other shares of Common Stock that the Reporting Person may own.
Item 5. Ownership of Five Percent or Less of a Class
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Estate of Allan S. Bird
April 16, 2008	By:	/s/ Joel S. Aaronson
Date		Joel S. Aaronson, Executor for the Estate of
Allan S. Bird, Deceased